UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☒ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:
Upright Foods Inc.

Legal status of Issuer:

    Form:
    Corporation

    Jurisdiction of Incorporation/Organization:
    Delaware

    Date of Organization:
    April 2, 2019

Physical Address of Issuer:
1204 Main Street Suite, 552, Branford, CT 06405, United States

Website of Issuer:
https://www.uprightoats.com/

Current Number of Employees:
0

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$380,578	$19,944
Cash and Cash Equivalents	$131,952	$7,919
Accounts Receivable	$0	$0
Short-term Debt	$14,384	$23,000
Long-term Debt	$398,688	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$14,827	-$8,371

Annual Report for Form C-AR

of

Upright Foods Inc.

A Delaware corporation

April 29, 2022

UPRIGHT FOODS INC.

Upright Foods Inc., a Delaware corporation ("**Upright Oats**," the "**Company**," "**we**," "**us**", or "**our**") is providing the information contained in this Form C-AR (together with all attachments and documentation incorporated herein by reference, the "**Form C-AR**") for the purpose of furnishing certain information about the Company as required under in 17 C.F.R. § 227.202.

You should rely only on the information contained in this Form C-AR, which will be filed with EDGAR and posted on the Company's website. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. This Form C-AR does not constitute an offer to sell or buy securities. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

This Form C-AR may not be reproduced or used for any purpose other than the purpose stated above.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR contains forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on our assumptions, based on information currently available to us, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

You are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR is accurate only as of the date of those respective documents and is based on information available to us on those dates. While this Form C-AR is dated as of the date set forth on the cover page of this Form C-AR, certain information is provided as of earlier dates, such as our financial statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

YOU SHOULD NOT CONSTRUE THE CONTENTS OF THIS FORM C-AR AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION APPLICABLE TO YOUR PARTICULAR FINANCIAL OR TAX SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, LEGAL COUNSEL TAX ADVISOR AND ACCOUNTANT AS TO LEGAL, ACCOUNTING, TAX AND RELATED MATTERS CONCERNING YOUR INVESTMENT.

No federal or state securities regulatory authority has passed on or approved the accuracy or adequacy of this Form C-AR or any attachment hereto. The Company has prepared and filed this Form C-AR pursuant to Regulation CF and will post a copy of this document to its website at https://www.uprightoats.com/ no later than 120 days following the end of its fiscal year.

Ongoing Reporting

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year until it is no longer required to do so as provided below. Once posted, the annual report may be found on the Company's website at https://www.uprightoats.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Upright Foods Inc.

FINANCIAL CONDITION OF UPRIGHT FOODS INC.

Please see the financial information listed on the cover page of Form C-AR and attached hereto as Exhibit A. Additionally, reference to the financial condition of Upright Foods Inc. is referenced throughout this Form C-AR.

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

As of March 31, 2022, the Company had an aggregate of $264,801 in cash and cash equivalents, leaving the Company with approximately 12 months of runway.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Material Changes and Other Information

The Company's financial position has not materially changed since December 31, 2021 except in the ordinary course of business.

COMPANY INFORMATION

Issuer Legal Name:	Upright Foods Inc.
Form of Organization:	Corporation
Jurisdiction in Which Issuer is Formed:	Delaware
Date of Organization:	April 2, 2019
Physical Address:	1204 Main Street Suite, 552, Branford, CT 06405, United States
Web Site:	https://www.uprightoats.com/
Locations in Which the Company Conducts Business:	All 50 US states and Canada

OFFICERS AND DIRECTORS

The names of the directors and officers (and any persons occupying a similar status or performing a similar function, including a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer and any person routinely performing similar functions) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years is included as follows:

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Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Xiaoyang (Betty) Tang	Co-Founder, CEO, Director	Upright Foods - CEO, April 2019 - Present. McKinsey & Company - Consultant, 2016-2018.	Yale School of Management - M.B.A. University of British Columbia - BComm Accounting & Sustainability and Social Impact.

CERTAIN BENEFICIAL OWNERSHIP OF THE COMPANY

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Xiaoyang Tang	90,000/Common Stock	79.38%

DESCRIPTION OF THE BUSINESS & BUSINESS PLAN

The Company is a consumer goods company in the business of providing healthy and sustainable plant-based food and beverages sold through online and physical retail channels.

The Company's Products and/or Services

Product / Service	Description	Current Market
Instant oatmilk	Category-defining instant oatmillk powder as nutritious as dairy	Pre-launch; plans for direct-to-consumer market; Gen Z, Millennials, Gen X, Boomers
Oatmilk	Category-defining oatmillk beverage as nutritious as dairy	Pre-launch; plans for retail market; Gen Z, Millennials, Gen X, Boomers

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Oatmilk has grown rapidly over the past two years with several competitors entering the North American market. However, none of these products are significantly differentiated and do not offer the nutritional profile desired by customers. Our products are made with only oats and a blend of key vitamins and minerals, offering 8g of hypoallergenic oat-based protein per cup. In contrast, existing products typically offer only a scant 1-2g of protein per serving. Furthermore, they include unwanted added ingredients such as sweeteners, oils, gums, and major food allergens. Existing brands have also failed to innovate on the customer experience and offer limited if any online distribution. Major players include Oatly, Planet Oat, Silk, Elmhurst, Califia Farms, Chobani, and Pacific.

Customer Base

We plan to sell our products initially on the direct-to-consumer market to expand access to healthy and sustainable food, targeting Millennials.

Supply Chain

The Company has and continues to research its supply chain and is confident in its ability to procure supplies from various suppliers and channels, if necessary.

Anticipated Business Plan

EMPLOYEES

The Company currently has 0 employees.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still working on implementing its business plan and its business plan may not be successful. There can be no assurance that we will ever operate profitably or that if profitability is achieved, we will be able to maintain profits regularly. While many companies successfully return capital to investors without achieving substantial profits, there is no guarantee that such an exit will occur or be available to the Company. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by non-mature companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections. The World Health Organization declared a global emergency on January 30, 2020, with respect to the outbreak then characterized it as a pandemic on March 11, 2020. The outbreak has spread throughout Europe and the Middle East and there have been cases of COVID-19 in Canada and the United States, causing companies and various international jurisdictions to impose restrictions, such as quarantines, closures, cancellations and travel restrictions. While these restrictions have largely been lifted, the duration of the business disruptions internationally and related financial impact cannot be reasonably estimated at this time. Similarly, we cannot estimate whether or to what extent this outbreak and potential financial impact may extend to countries outside of those currently impacted. New waives or different variants of the virus could result in additional unforeseeable business disruptions. Additionally, the world or particular regions could experience pandemics related to other types of viruses, disease or similar, which could have substantial impacts on our business.

We may face potential difficulties in obtaining capital. We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will likely require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business. We may implement new lines of business at any time. Our business model is subject to significant risk and may not be thoroughly tested in the market. Therefore, we may have need to modify or completely change our business model. The failure to foresee market changes and reactions in which we operate could adversely impact our business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose

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business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products. We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business. The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, we are dependent on Xiaoyang (Betty) Tang, our Co-Founder, CEO, Director.The Company has or intends to enter into employment agreements with Xiaoyang (Betty) Tang   , however there can be no assurance that it will do so or that Xiaoyang (Betty) Tang will continue to be   employed by the Company for a particular period of time. The loss of Xiaoyang (Betty) Tang could harm   the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people. We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations. Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions. We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business. Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels. The regulation of individual data is changing rapidly, and in

unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies. The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer. We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

CAPITALIZATION, DEBT AND OWNERSHIP

The following is a discussion of certain rights the outstanding securities related to the Company's capitalization, including a brief discussion of: (a) the voting rights, (b) anti-dilution rights, (c) how the securities sold in reliance on Regulation CF may be limited or diluted by such class of security, and (d) additional material rights, in each case, of such class of security.

Equity

As of the date of this Form C-AR, the Company's outstanding equity securities consists of:

Type	Common Stock
Number of shares Authorized	200,000
Number of shares Outstanding	113,378
Par Value Per Share	$0.001
Voting Rights	Of the total 200,000 shares, 150,000 are designated as voting common stock. The remaining 50,000 shares are designated as non-voting Common Stock. Other than the right to vote, all other rights and preferences as between the voting and non-voting shares of Common Stock are identical.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Founders Units, which would dilute the Securities. The Units are subject to vesting monthly over 4 years with a 1 year cliff.
Percentage ownership of the Company by the holders of such security.*	60.4%

*The percentage interest here assumes: (1) exercise of all outstanding options; and (2) conversion of all convertible securities. For purposes of determining the percentage interest of any convertible securities, a priced round of is used as a hypothetical example. It should be noted that the interests acquired in any such priced round would further dilute ownership overall and would be likely to impact the actual percentages.

Outstanding Options

As of the date of this Form C-AR, the Company has the following options outstanding:

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Type	2021 Stock Option Plan
Number of shares Authorized / Outstanding	53,846 / 0
Voting Rights	The Company may issue voting or non-voting Common Stock under the plan.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may increase the option pool, which would dilute the Security.
Percentage ownership of the Company by the holders of such security*	28.7%

*The percentage interest here assumes: (1) exercise of all outstanding options; and (2) conversion of all convertible securities. For purposes of determining the percentage interest of any convertible securities, a priced round of is used as a hypothetical example. It should be noted that the interests acquired in any such priced round would further dilute ownership overall and would be likely to impact the actual percentages.

Safes, Convertible Notes, & Other Convertible Securities

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Agreement for Convertible Equity
Face Value	$275,000
Voting Rights	1 vote per share upon conversion
Anti-Dilution Rights	The Company has agreed that, upon conversion of the securities into equity, the Company will enter into a pro rata rights agreement, giving the holder of the securities a right to purchase its pro rata share of securities.
Other Material Terms	Each Founder Unit and each Common Unit has 1 vote.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue Common Units, which would dilute the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)*	7.4%
Valuation Cap	$3,300,000
Discount Rate	20%

Type	Crowd SAFE
Face Value	$200,132
Voting Rights	None, even upon conversion.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)*	3.6%
Valuation Cap	$5,000,000
Discount Rate	20%

*The percentage interest here assumes: (1) exercise of all outstanding options; and (2) conversion of all convertible securities. For purposes of determining the percentage interest of any convertible securities, a priced round of $5,000,000 is used as a hypothetical example. It should be noted that the interests acquired in any such priced round would further dilute ownership overall and would be likely to impact the actual percentages.

Outstanding Debt

The Company has the following debt outstanding: None

Restrictions on Transfer of Securities Sold in Reliance on Regulation CF

All securities sold in reliance on regulation CF may only be transferred or sold in accordance with the following:

(a) Securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred:

(1) To the issuer of the securities;

(2) To an accredited investor;

(3) As part of an offering registered with the Commission; or

(4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

(b) The term accredited investor means any person who comes within any of the categories set forth in 17 C.F.R. 230.501(a), or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

(c) The term member of the family of the purchaser or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

PRIOR OFFERINGS

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Number of Securities Issued	Use of Proceeds	Issue Date	Offering Exemption Relied Upon
Founders Units	$100	100,000	Working Capital	July 20, 2019	Section 4(a)(2)
Agreement for Convertible Equity	$275,000	1	Participation in an accelerator program.	September 14, 2021	Section 4(a)(2)
Common Stock	$13.38	13,378	Working Capital	September 14, 2021	Section 4(a)(2)
Crowd SAFE	$200,132	1	Working Capital	July 8, 2021	Regulation Crowdfunding

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None

PRIOR COMPLIANCE WITH ONGOING REPORTING REQUIREMENTS

The Company closed its Regulation Crowdfunding offering on February 1, 2022. This is the Company's first filed Form C-AR since raising capital via Regulation Crowdfunding.

1

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Xiaoyang Tang
_____
(Signature)

Xiaoyang Tang
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Xiaoyang (Betty) Tang
_____
(Signature)

Xiaoyang (Betty) Tang
_____
(Name)

Co-Founder, CEO, Director
_____
(Title)

April 29, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Self-Certification of Financials

I, Xiaoyang Tang, being the CEO of Upright Foods Inc., hereby certify as of the date of this Form C-AR that the financial statements of Upright Foods Inc. included in this Form are true and complete in all material respects.

/s/ Xiaoyang Tang
_____
(Signature)

Xiaoyang Tang
_____
(Name)

CEO
_____
(Title)

April 29, 2022
_____
(Date)

EXHIBIT A

Financial Statements

Exhibit A

Financial Statements

UPRIGHT OATS, LLC

FINANCIAL STATEMENTS

Year Ended December 31, 2020 and period from

April 2, 2019 (date of inception) to December 31, 2019

TABLE OF CONTENTS

BAILEY SCARANO
CERTIFIED PUBLIC ACCOUNTANTS

ANDREW J. ERRATO, CPA, ABV, CFF, CVA, MST
DAVID Y. BAILEY, CPA, CVA
DOMINIC SCARANO, JR, CPA, CGMA
MICHAEL E. BAILEY, CPA, CGMA, MST
CHRISTINE GROMALA, CPA
STEVE MOALU, CPA, CGMA

MICHAEL J. SCHAEFER, CPA (1953 – 2014)
ALANP. BAILEY, CPA (1928 – 2014)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Members
Upright Oats, LLC
Branford, Connecticut

We have reviewed the accompanying financial statements of Upright Oats, LLC which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income and members' (deficit) equity, and cash flows for the year and period through April 2, 2019 (date of inception) to December 31, 2019 then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3, the Company is in the development stage and will need additional funds to continue operating, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Bailey Scarano, LLC

Branford, Connecticut

February 12, 2021

1224 MAIN STREET, BRANFORD, CT 06405 203.481.1120 FAX 203.488.3027
BAILEYSCARANO.COM

UPRIGHT OATS, LLC
BALANCE SHEETS
December 31, 2020 and 2019

ASSETS		2020		2019
CURRENT ASSETS				
Cash	$	7,919	$	7,611
Grant receivable		10,000		--
Due from members		1,000		704
Total		18,919		8,315
OTHER ASSET				
Trademark		1,025		--
Total		19,944		8,315
LIABILITY AND MEMBERS' (DEFICIT) EQUITY				
CURRENT LIABILITY				
Accounts payable	$	15,000	$	--
Accrued expenses and taxes		8,000		3,000
Total		23,000		3,000
MEMBERS' (DEFICIT) EQUITY	$	(3,056)		5,315
Total	$	19,944	$	8,315

See accompanying notes and independent accountants' review report

UPRIGHT OATS, LLC
STATEMENTS OF INCOME AND MEMBERS' (DEFICIT) EQUITY
Year ended December 31, 2020 and period from
April 2, 2019 (date of inception) to December 31, 2019

	2020	2019
GENERAL AND ADMINISTRATIVE EXPENSES		
Selling, general, and administrative	$ 30,409	$ 1,306
Research and development	1,090	5,879
Total	31,499	7,185
OPERATING LOSS	(31,499)	(7,185)
OTHER INCOME	23,500	12,500
NET (LOSS) INCOME BEFORE PROVISION FOR STATE INCOME TAXES	(7,999)	5,315
PROVISION FOR STATE INCOME TAXES	372	-
NET (LOSS) INCOME	(8,371)	5,315
MEMBERS' EQUITY - JANUARY 1/ APRIL 2	5,315	-
MEMBERS' (DEFICIT) EQUITY - DECEMBER 31	$ (3,056)	$ 5,315

See accompanying notes and independent accountants' review report

UPRIGHT OATS, LLC
STATEMENTS OF CASH FLOWS
Year ended December 31, 2020 and period from
April 2, 2019 (date of inception) to December 31, 2019

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) income	$ (8,371)	$ 5,315
Adjustments to reconcile net (loss) income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase) in:		
Grant receivable	(10,000)	-
Due from members	(296)	(704)
Increase in:		
Accounts payable	15,000	-
Accrued expenses	5,000	3,000
Total Adjustments	9,704	2,296
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,333	7,611
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of trademark	(1,025)	-
NET CASH USED IN INVESTING ACTIVITIES	(1,025)	
NET INCREASE IN CASH	308	7,611
CASH - JANUARY 1/ APRIL 2	7,611	-
CASH - DECEMBER 31	$ 7,919	$ 7,611

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Cash paid during the year for:

	2020	2019
Income taxes	$ 372	$ -

See accompanying footnotes and independent accountants' review report

-4-

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Upright Oats LLC (the Company) is a consumer goods company in the primary business of providing healthy and sustainable plant-based food and beverages sold through online and physical retail channels. Backed by food science and pediatric expertise, the company's mission is to make delicious food that's better for people and our planet.

The Company was formed on April 2, 2019 in the State of Connecticut. The Company's principal office is in Hamden, Connecticut. It may also operate from other places as the business of the Company may require.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period in which they are determined to be necessary.

Cash

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking and savings accounts with a major U.S. financial institution. As of December 31, 2020, and 2019, the Company had $7,919 and $7,611 respectively, maintained in U.S. bank accounts, of which all were below the $250,000 Federal Deposit Insurance Corporation insured coverage limit.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable, and collection is reasonably assured. As of December 31, 2020, the Company had not begun recognizing sales.

Expense Recognition

Expenses are recognized as they are incurred for period costs and purchases that cannot be directly tied to sales revenue including general operating expenses, organizational expenses, administrative expenses, marketing expenses, as well as research and development.

Other Income

Income that is derived from activities outside of operations or the Company's primary business are classified as other income. The Company's only source of other income in 2020 and 2019 came from non-dilutive capital given in the form of grants, awards, and prizes.

NOTE #1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Management's Evaluation

Management has evaluated subsequent events through February 12, 2021, the date the financial statements were available to be issued

Income Taxes

The Company follows the Financial Accounting Standards Board (FASB) Interpretation FASB ASC 740, "Accounting for Uncertainty in Income Taxes," an Interpretation of FASB Statement No. 109 (FIN 48) FASB ASC 740, that clarifies the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations, and tax planning strategies are considered.

The Company is organized as a limited liability company in the state of Connecticut. For federal purposes, taxes related to income earned by the Company represent obligations of the individual partners and members and have not been reflected in these financial statements.
The Company filed a US Return of Partnership Income for the year ended December 31, 2019 and issued Schedule K-1 forms to all members of the Company for each members' proportional share of income, deductions, credits, etc. During 2018, the state of Connecticut passed legislation which created a Pass-Through Entity Tax (CT PET) applicable to limited liability companies. This entity-level income tax is charged at a flat 6.99% rate. This legislation was passed in response to the Tax Cuts and Jobs Act of 2017 which limits state and local tax deductions on personal tax returns to provide business owners the opportunity to deduct state tax previously paid at the member level on their business tax returns.

Risks and Uncertainties

On January 30, 2020 the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020 declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial effect will be to the Company, the Company expects the possibility of declining revenues and significant changes in the fair value of assets or liabilities, which may have a material adverse impact on the financial position and operations of the Company.

NOTE #2 – RESTRICTED VOTING UNITS

On July 20, 2019, the Company issued 100,000 units of Restricted Voting Units with a par value of $0.001 each, totaling $100. The units vest over 48 months, with one quarter (25%) of the units vesting after 12 months of the issue date, and the remainder vesting in 1/36th equal increments on the last day of each of the thirty six (36) months immediately following the month that is one (1) year from the issue date. The unvested units are subject to a repurchase option. As of December 31, 2020, 41,875 restricted voting units have been vested.

NOTE #3 – GOING CONCERN

The company was incorporated in April 2019 and has not commenced planned principal operations, but continues to raise additional funds and increase research and development. The Company is considered to be in the development stage and is currently finalizing its product formulation and marketing strategy. To date, the Company has relied on non-recurring grants, awards, and prizes to fund its planning, research and development. To continue operations the Company will need additional funds.

During the next 12 months, management plans to raise additional funds through a crowdfunding campaign, capital contributions from institutional, accredited, and qualified investors, and funds from revenue producing activities if and when such can be realized. The Company's ability to raise funds are sensitive to general business and economic conditions in the United States and other nations due to our international supply chain. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include economic recession, downturn or otherwise, increased domestic or international competition, changes in consumer taste, supply chain disruptions, international trade constraints, social or political turmoil, public health pandemics, and environmental hazards. These adverse conditions could affect the Company's financial condition, its ability to fundraise, and the results of its operations. The outcome of these matters cannot be predicted at this time.